October 2014 Preliminary Terms No. 1,658 Registration Statement No. 333-178081 Dated October 1, 2014 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS
Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes
As described below, interest will accrue and be payable on the notes monthly, in arrears, at a variable rate equal to the year-over-year change in the U.S. Consumer Price Index (“CPI”) plus a spread of 1.20%, subject to the minimum interest rate of 0.00% per annum.  The notes provide the opportunity to receive a potentially above-market interest rate in exchange for the risk that, during the entire term of the notes, the notes accrue a low rate of interest or no interest if inflation, as measured by the CPI, is negative or low.  The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg screen CPURNSA or any successor service.
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	October , 2014
Original issue date:	October 28, 2014 ( business days after the pricing date)
Maturity date:	October 28, 2024
Interest accrual date:	October 28, 2014
Redemption percentage at maturity:	100%
Interest:
For each interest payment period:
(CPIt – CPIt-12) / CPIt-12 + spread; subject to the minimum interest rate, where
CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA; and
Reference month = the third calendar month prior to the month of the related interest reset date.
See “Additional Provisions—Interest Rate” on page 3.

Spread:	1.20%
Minimum interest rate:	0.00% per annum
Interest payment period:	Monthly
Interest payment dates:
The 28th day of each month beginning November 28, 2014; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 28th day of each month, beginning October 28, 2014, provided that such interest reset dates shall not be adjusted for non-business days.
Interest determination dates:	Each interest reset date.
Day-count convention:	Actual/Actual
Reporting service:	Bloomberg screen CPURNSA
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QFD1 / US61760QFD16
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	Approximately $979.60 per note, or within $25.00 of that estimate. See “The Notes” on page 2.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$1,000	$12.50	$987.50
Total	$	$	$
(1)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Wealth Management (an affiliate of the agent) and their financial advisors, of up to $12.50 per note depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 9.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

The Notes

The notes offered are debt securities of Morgan Stanley.  For each interest payment period, interest on the notes will accrue at a variable rate equal to the year-over-year changes in the CPI plus a spread of 1.20%, subject to  the minimum interest rate of 0.00% per annum, as determined on the applicable interest determination date.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price.  We estimate that the value of each note on the pricing date will be approximately $979.60, or within $20.00 of that estimate.  Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to CPI.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to CPI, instruments based on CPI, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the spread and the minimum interest rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and CPI, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

October 2014	Page 2

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

Additional Provisions

Consumer Price Index

The amount of interest payable on the notes on each interest payment date during the term of the notes will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for each interest payment period during the term of the notes will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	+	Spread; subject to the minimum interest rate
CPIt-12
where:

CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA;

Spread = 1.20%; and

Minimum interest rate = 0.00% per annum.

In no case will the interest rate for the notes for any monthly interest payment period during the term of the notes be less than the minimum interest rate of 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including October 28, 2014 to but excluding November 28, 2014, CPIt will be the CPI for July 2014 (the reference month), and CPIt-12 will be the CPI for July 2013 (which is the CPI for the twelfth month prior to the reference month).  The CPI for July 2014 was reported by the BLS and published on Bloomberg screen CPURNSA in August 2014, and the CPI for July 2013 was reported and published in August 2013.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations.”

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services LLC, in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

October 2014	Page 3

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

In calculating CPIt and CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

October 2014	Page 4

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the CPI, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
In Periods Of Little Or No Inflation, The Interest Rate Will Be Approximately Equal To The Spread, And In Periods Of Deflation The Interest Rate Will Be Less Than The Spread And May Be As Low As Zero.  Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread of 1.20% per annum.  If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum.  If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

▪
The Interest Rate On The Notes May Be Below The Rate Otherwise Payable On Debt Securities Issued By Us With Similar Maturities.  If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this document if we issued a debt instrument with terms otherwise similar to those of the notes.

▪
The Interest Rate On The Notes May Not Reflect The Actual Levels Of Inflation Affecting Holders Of The Notes.  The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes.  Accordingly, an investment in the notes may not fully offset any inflation actually experienced by investors in the notes.

▪
Your Interest Rate Is Based Upon The CPI. The CPI Itself And The Way The BLS Calculates The CPI May Change In The Future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪
The Historical Levels Of The CPI Are Not An Indication Of The Future Levels Of The CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪
Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the

October 2014	Page 5

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. inflation rates, (ii) changes in U.S. interest rates, (iii) any actual or anticipated changes in our credit ratings or credit spreads and (iv) time remaining to maturity.

▪
The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us.  Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪
The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price.  These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes.  In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time.  The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, Which Is A Subsidiary Of The Issuer, Has Determined The Estimated Value On The Pricing Date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪
Issuer Or Its Affiliates Are Market Participants.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or with respect to the CPI specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the

October 2014	Page 6

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the CPI.  These potentially subjective determinations may adversely affect the payout to you on the notes.  For further information regarding these types of determinations, see “Additional Provisions—Interest Rate” above.

October 2014	Page 7

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2002 to August 2014.  Also provided below are the hypothetical interest rates for the period from January 2004 to November 2014 that would have resulted from the historical levels of the CPI presented below and a spread of 1.20%, without regard to the minimum interest rate.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes during the term of the notes.  However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates during the term of the notes.  The hypothetical interest rates in the table and example below have been rounded for ease of analysis.

Historical Levels of CPI

Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
January	177.100	181.700	185.200	190.700	198.300	202.416	211.080	211.143	216.687	220.223	226.665	230.280	233.916
February	177.800	183.100	186.200	191.800	198.700	203.499	211.693	212.193	216.741	221.309	227.663	232.166	234.781
March	178.800	184.200	187.400	193.300	199.800	205.352	213.528	212.709	217.631	223.467	229.392	232.773	236.293
April	179.800	183.800	188.000	194.600	201.500	206.686	214.823	213.240	218.009	224.906	230.085	232.531	237.072
May	179.800	183.500	189.100	194.400	202.500	207.949	216.632	213.856	218.178	225.964	229.815	232.945	237.9
June	179.900	183.700	189.700	194.500	202.900	208.352	218.815	215.693	217.965	225.722	229.478	233.504	238.343
July	180.100	183.900	189.400	195.400	203.500	208.299	219.964	215.351	218.011	225.922	229.104	233.596	238.250
August	180.700	184.600	189.500	196.400	203.900	207.917	219.086	215.834	218.312	226.545	230.379	233.877	237.852
September	181.000	185.200	189.900	198.800	202.900	208.490	218.783	215.969	218.439	226.889	231.407	234.149
October	181.300	185.000	190.900	199.200	201.800	208.936	216.573	216.177	218.711	226.421	231.317	233.546
November	181.300	184.500	191.000	197.600	201.500	210.177	212.425	216.330	218.803	226.230	230.221	233.069
December	180.900	184.300	190.300	196.800	201.800	210.036	210.228	215.949	219.179	225.672	229.601	233.049

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
January	3.241%	4.389%	5.548%	2.505%	4.736%	4.855%	1.017%	2.372%	4.725%	3.362%	2.164%
February	2.965%	4.723%	4.656%	3.174%	5.506%	2.270%	3.038%	2.343%	4.594%	2.964%	2.437%
March	3.079%	4.456%	4.616%	3.741%	5.281%	1.291%	3.921%	2.696%	4.162%	2.941%	2.702%
April	3.126%	4.170%	5.185%	3.276%	5.480%	1.230%	3.826%	2.832%	4.125%	2.795%	2.779%
May	2.893%	4.208%	4.798%	3.615%	5.227%	1.436%	3.343%	3.308%	4.071%	3.178%	2.326%
June	2.937%	4.348%	4.563%	3.979%	5.181%	0.816%	3.514%	3.882%	3.851%	2.674%	2.712%
July	3.485%	4.711%	4.746%	3.774%	5.137%	0.463%	3.436%	4.364%	3.503%	2.263%	3.153%
August	4.252%	4.003%	5.367%	3.891%	5.376%	-0.081%	3.221%	4.769%	2.904%	2.562%	3.327%
September	4.466%	3.730%	5.519%	3.887%	6.222%	-0.227%	2.253%	4.759%	2.864%	2.954%	3.272%
October	4.191%	4.368%	5.345%	3.558%	6.800%	-0.897%	2.435%	4.829%	2.608%	3.161%	3.192%
November	3.854%	4.841%	5.019%	3.170%	6.572%	-0.284%	2.348%	4.971%	2.892%	2.718%	2.900%
December	3.738%	5.887%	3.262%	3.955%	6.137%	-0.086%	2.344%	5.068%	3.191%	2.385%

The hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 4.723% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Additional Provisions—Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which is the third calendar month prior to the interest reset date of February 1, 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 1, 2005

Interest Rate = [(191.0 – 184.5) / 184.5] + 1.20% = 4.723%

October 2014	Page 8

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes.  We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on October 28, 2014, which will be thescheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and their financial advisors, of up to $12.50 per note depending on market conditions.  The agent may distribute the notes through Morgan Stanley Wealth Management, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.  When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

October 2014	Page 9

Floating Rate Notes due 2024
U.S. Inflation Index Linked Notes

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal tax purposes. Whether the notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments,” however, will depend, among other things, upon the facts at the time of issuance of the notes.  Based on market conditions as of the date hereof, it is expected that the notes should be treated as “variable rate debt instruments,” in which case they will be taxed in the manner described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes.”

If, based on market conditions as of the issue date, the notes are not treated as “variable rate debt instruments,” they will instead be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes.”  Under this treatment, U.S. taxable investors generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income.  If the notes were priced on September 30, 2014, the “comparable yield” would be a rate of 3.97% per annum, compounded monthly; however, if the notes are treated as contingent payment debt instruments, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  If the notes are treated as contingent payment debt instruments, the comparable yield and the projected payment schedule for the notes (or information about how to obtain them) will be provided in the final pricing supplement.

If you are a non-U.S. investor, please read the section of the accompanying prospectus supplement called  “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed under “United States Federal Taxation—Tax Consequences to Non-U.S. Holders—Legislation Affecting Certain Non-U.S. Holders” in the accompanying prospectus supplement, withholding under the Hiring Incentives to Restore Employment Act of 2010 (commonly referred to as “FATCA”) applies to certain financial instruments (including the notes) with respect to payments of interest and, if made after December 31, 2016, any payment of gross proceeds of a disposition of such an instrument.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes , including the application of the FATCA rules, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying prospectus supplement.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

October 2014	Page 4